dentsu
DENTSU INC. 1-8-1,Higashi-shimbashi,
Minato-ku,Tokyo 105-7001,Japan

File No. 82-5241
August 25, 2004

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


04036631

Re: Dentsu Inc. – 12g3-2(b) exemption

Dear Sir or Madam,

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby submit to the Securities and Exchange Commission the following information required by Rule 12g3-2(b):

1. News Release Letter (August 23, 2004)
Title: Summary of Finance and Business Results for the First Quarter of the Fiscal Year Ended March 31, 2005 – *Consolidated and Non-Consolidated Results* –

dentsu

DENTSU INC. 1-8-1,Higashi-shimbashi,
Minato-ku,Tokyo 105-7001,Japan

If you have further queries or requests for additional information, please feel free to contact Shinya Mori at shinya.mori@dentsu.co.jp(email), 011-81-3-6216-8015 (telephone) or 011-81-3-6217-5673 (facsimile).

Yours faithfully,



Seiichiro Hayata
Deputy Director
Corporate Communications Division
Head of Investor Relations Office

Investor Relations Office
Corporate Communications Division
Dentsu Inc.

Enclosures

dentsu
DENTSU INC. CORPORATE COMMUNICATIONS DIVISION
1-8-1, Higashi-shimbashi
Minato-ku, Tokyo 105-7001, Japan
http://www.dentsu.com

NEWS RELEASE

FOR IMMEDIATE RELEASE
August 23, 2004

Summary of Finance and Business Results for the First Quarter of the Fiscal Year Ended March 31, 2005

- Consolidated and Non-Consolidated Results-

Name of Company Listed:	Dentsu Inc.
Code Number:	4324
Stock Exchange Listing:	First Section of the Tokyo Stock Exchange
URL:	http://www.dentsu.com
Name of Representative:	Tateo Mataki, President & CEO

Contact: Takafumi Hotta
Senior Manager
Corporate Communications Division
Telephone: (813) 6216-8042
E-mail: t.hotta@dentsu.co.jp

Consolidated Finance and Business Results

1. Summary of Finance and Business Results for the First Quarter of the Fiscal Year Ended March 31, 2005 (from April 1, 2004 to June 30, 2004)

Consolidated Operating Results

	Net sales		Gross profit		Operating income	
	Millions of yen	Rate of increase, %	Millions of yen	Rate of increase, %	Millions of yen	Rate of increase, % (△ indicates decrease)
First quarter ended June 30, 2004	452,939	12.1	72,022	9.7	10,183	90.3
First quarter ended June 30, 2003	404,100	-	65,664	-	5,351	-
(Reference) Fiscal year ended March 31, 2004	1,749,110	3.3	294,044	2.9	46,687	△0.7

[Qualitative Information on Progress of Consolidated Business Results]

- For the first quarter of 2004, in addition to the recovery of the domestic economy, and the economic impact of the Athens 2004 Summer Olympic Games, Dentsu strived to expand its sales by aggressively pursuing a number of new accounts. Furthermore, Dentsu subsidiaries performed well, with increased sales generated by subsidiaries newly consolidated in the second half of the fiscal year ended March 31, 2004, such as Geneon Entertainment Inc. As a result, net sales for the first quarter grew by 12.1 % year on year, thereby achieving double digit growth.
- The rate of gross profit decreased by 15.9%, a 0.3 point decline from the 16.2% recorded for the same period last year. However, gross profit increased to 72,022 million yen, representing a year-on-year increase of 9.7%.
- Correspondingly, selling, general and administrative expenses increased a mere 2.5% over the previous year, due to a decrease in expenses such as those related to employees' retirement, and as a result, an operating income of 10,183 million yen, a major increase of 90.3% year on year, was posted.
- Since Dentsu's affiliated company under the equity method of accounting does not close its accounts on a quarterly basis, the Company limits its disclosure to operating income.
- Movements of consolidated subsidiaries during the period under review resulted in two new consolidations and three eliminations, bringing the number of consolidated subsidiaries to ninety-eight.

2. Segment Information

[Business Segment]

First quarter ended June 30, 2004 (from April 1, 2004 to June 30, 2004) (unit: million yen)

	Advertising	Other business	Total	Eliminations	Consolidated total
Net sales	432,187	27,710	459,898	(6,958)	452,939
Operating expense	422,596	27,905	450,502	(7,746)	442,755
Operating income (△ indicates operating loss)	9,590	△194	9,396	787	10,183

[Geographic Segment]

First quarter ended June 30, 2004 (from April 1, 2004 to June 30, 2004) (unit: million yen)

	Japan	Other countries	Total	Eliminations	Consolidated total
Net sales	428,499	26,153	454,652	(1,713)	452,939
Operating expense	417,801	26,671	444,472	(1,716)	442,755
Operating income (△ indicates operating loss)	10,698	△517	10,180	3	10,183

Reference: Forecasts of Consolidated Business Results for the Fiscal Year Ended March 31, 2005 (from April 1, 2004 to March 31, 2005) (unit: million yen)

	Net sales	Ordinary income	Net income
Interim period	889,029	17,016	7,104
Full fiscal year	1,857,984	48,085	23,585

Reference: Forecast on net income per share (full fiscal year): 8,750.22 Yen (based on the number of shares after stock splits.)

*The forecast for business results has been compiled based on certain conditions which Dentsu deems reasonable at this point in time, and the actual business results could differ from the forecast due to various factors.

[Qualitative Information on Forecasts on Business Results]

No revision has been made on the forecasts regarding the consolidated business results announced on May 17, 2004.

Non-Consolidated Finance and Business Results

1. Matters Pertaining to the Preparation of the First Quarterly Business Results
   a. Application of a simplified accounting method: Applied
      For income tax expenses, a simplified method of deferred tax accounting is applied.
   b. Any changes in the accounting method from the latest accounting year: None

2. Summary of Finance and Business Results for the First Quarter of the Fiscal Year Ended March 31, 2005 (from April 1, 2004 to June 30, 2004)

(1) Non-Consolidated Operating Results

	Net sales		Operating income		Ordinary income		Net income for the quarter (for the fiscal year)	
	Millions of yen	Rate of increase, % (△ indicates decrease)	Millions of yen	Rate of increase, % (△ indicates decrease)	Millions of yen	Rate of increase, % (△ indicates decrease)	Millions of yen	Rate of increase, %
First quarter ended June 30, 2004	371,274	10.3	9,694	40.9	13,995	39.4	7,664	46.3
First quarter ended June 30, 2003	336,657	△4.5	6,880	-	10,038	-	5,237	-
(Reference) Fiscal year ended March 31, 2004	1,402,533	2.5	34,975	△13.7	40,249	△2.9	29,924	29.5

Net Income per Share

	Basic (Note)	Diluted (Note)
	Yen	Yen
First quarter ended June 30, 2004	2,843.73	2,840.83
First quarter ended June 30, 2003	3,880.12	-
(Reference) Fiscal year ended March 31, 2004	22,164.20	22,163.04

Note: On May 20, 2004, Dentsu undertook two-for-one stock splits. For the information per share for the first quarter of the fiscal year ended March 31, 2005, the calculation is made upon presumption that such stock splits took place at the beginning of the term. Furthermore, for the information per share of the fiscal year ended March 31, 2004, the value obtained by calculating with the number of shares before such stock split is indicated.

Reference: Increase or decrease by industry category for the current first quarter for the industries posting the top ten net sales.

(Increasing Industries)

Beverages/Cigarettes (+21.4% year on year), Information/Communications (+7.3%), Cosmetics/Toiletries (+11.1%), Automobiles/Related Products (+7.4%), Home Electric Appliances/AV Equipment (+12.7%), Pharmaceuticals/Medical Supplies (+2.9%), Distribution/Retailing (+50.4%), Transportation/Leisure (+4.1%)

(Decreasing Industries)

Finance/Insurance (-5.1%), Foodstuffs (-0.6%)

Reference: Non-consolidated net sales by business category for the current first quarter of the fiscal year ended March 31, 2005

Business category	Net sales (millions of yen)	Year on year increase/decrease (%)
Newspapers	49,101	3.3
Magazines	19,100	5.6
Radio	6,816	8.2
Television	197,576	9.7
Time	86,485	3.2
Spot	111,091	15.3
Sales Promotion	37,657	21.9
Others	61,022	13.7

Note 1: For each category, amounts less than a million are rounded down and therefore the total amount does not concord.

Note 2: Television is the total of "Time (program sponsorship)" and "Spot (commercials aired between programs).

Note 3: "Others" includes such categories as Creative, Sports Marketing and New Media.

(2) Fluctuation of Non-Consolidated Financial Conditions

	Total assets	Total stockholders' equity	Equity ratio	Equity per share (Note)
	(millions of yen)	(millions of yen)	(%)	(yen)
First quarter ended June 30, 2004	1,070,933	432,669	40.4	160,524.01
First quarter ended June 30, 2003	1,040,881	398,640	38.3	295,796.18
(Reference) Fiscal year ended March 31, 2004	1,069,741	426,396	39.9	316,361.56

Note: On May 20, 2004, Dentsu undertook two-for-one stock splits. For the information per share for the first quarter of the fiscal year ended March 31, 2005, the calculation is made upon presumption that such stock splits took place at the beginning of the term. Furthermore, for the information per share of the fiscal year ended March 31, 2004, the value obtained by calculating with the number of shares before such stock split is indicated.

Reference: Forecasts of Non-Consolidated Business Results for the Fiscal Year ended March 31, 2005 (from April 1, 2004 to March 31, 2005)

	Net sales (millions of yen)	Ordinary income (millions of yen)	Net income (millions of yen)
Interim period	715,450	19,415	11,003
Full fiscal year	1,484,336	40,890	22,991

Reference: Forecast on net income per share (full fiscal year): 8,529.84 Yen (based on the number of shares after stock splits.)

*The forecast for business results has been compiled based on certain conditions which Dentsu deems reasonable at this point in time, and the actual business results could differ from the forecast due to various factors.

[Qualitative Information on Forecasts on Business Results]

No revision has been made on the forecasts regarding the non-consolidated business results announced on May 17, 2004.

Summary of Non-Consolidated Balance Sheet

(Unit: million yen)

Category	June 30, 2004	June 30, 2003	(Reference) March 31, 2004
(Assets)			
I Current assets	506,479	459,568	501,299
II Fixed assets	564,454	581,313	568,441
Total assets	1,070,933	1,040,881	1,069,741
(Liabilities)			
I Current liabilities	459,235	428,763	461,044
II Long-term liabilities	179,028	213,477	182,300
Total liabilities	638,263	642,241	643,344
(Stockholders' equity)			
Total stockholders'equity	432,669	398,640	426,396
Total liabilities and stockholder's equity	1,070,933	1,040,881	1,069,741

Summary of Non-Consolidated Statement of Income

(Unit: million yen)

Category	First quarter ended June 30, 2004	First quarter ended June 30, 2003	(Reference) Fiscal year ended March 31, 2004
I Net sales	371,274	336,657	1,402,533
II Cost of sales	320,906	288,334	1,200,592
Gross profit	50,367	48,322	201,941
III Selling, general and administrative expenses	40,673	41,442	166,965
Operating income	9,694	6,880	34,975
IV Other income	5,002	3,866	8,871
V Other expense	701	709	3,596
Ordinary income	13,995	10,038	40,249
VI Extraordinary income	61	1,544	17,676
VII Extraordinary loss	586	971	6,770
Income before income taxes	13,470	10,611	51,155
Income tax expenses	5,805	5,373	21,230
Net income	7,664	5,237	29,924

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